Brian F. Link, Esq. Managing Director and Managing Counsel T +1-617-662-1504 Brian.link@statestreet.com State Street Corporation One Congress Street Boston, MA 02114-2016 statestreet.com

March 25, 2025

VIA EDGAR CORRESPONDENCE FILING

United States Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-8626

Attn: Christina DiAngelo Fettig

Re:	Litman Gregory Funds Trust (File Nos.: 333-10015 and 811-07763)

Ladies and Gentlemen:

On behalf of the above-named registrant (the “Registrant”), we provide the responses set forth below to the comments given orally by Ms. Christina DiAngelo Fettig of the staff (the “Staff”) of the Securities and Exchange Commission on March 25, 2025, with respect to the Registrant’s Form N-14, relating to the Reorganization of the iMGP Alternative Strategies Fund (the “Target Fund”) into the iMGP High Income Fund (the “Acquiring Fund”) (the “Reorganization”). Previous comments to the Registrant’s Form N-14 were received on February 19, 2025 and responded to on March 19, 2025. Additional comments to the Registrant’s Form N-14 were received on March 20, 2025 and responded to on March 24, 2025.

The Staff’s comments are set forth below in bold typeface for your reference. Capitalized terms have the same meaning ascribed to them in the N-14 unless otherwise indicated. Revised disclosure intended to address these comments will be included in a revised Form N-14 to be filed on or about the same date as the filing of this response letter. The Registrant acknowledges the Staff’s standard disclaimers with respect to these comments, including that the Registrant remains responsible for the accuracy and completeness of its disclosure. We have consulted with the Registrant and Fund Counsel in preparing and submitting this response letter.

* * * * * *

The Registrant’s responses to the Staff’s comments are as follows.

1.

In the hypothetical example on page 24, the Acquiring Fund and Combined Fund (pro forma) expense examples are the same. Because the Acquiring Fund and the Combined Fund have different gross Total Annual Fund Operating Expenses, please consider amending the expense examples.

Comment acknowledged. The Registrant is disclosing the Acquiring Fund and Combined Fund (pro forma) expense examples after the effects of the contractual expense limitations in place. The Registrant has added the following bullet to the lead-in section prior to the expense examples: “The examples for the Acquiring Fund and the Combined Fund reflect the net expenses that result from the contractual expense limitations in the first year only.” The Revised table is below.

Costs are the same whether you redeem at the end of the period or not. Pro forma expenses are included assuming the consummation of the Reorganization of the Target Fund. The example is for comparison purposes only and is not a representation of any Fund’s actual expenses or returns, either past or future. Because actual return and expenses will be different, the example is for comparison only.

Number of Years You Own Your Shares	Target Fund	Acquiring Fund	Combined Fund (Pro Forma)
Institutional Class
Year 1	$163	$100	$100
Year 3	$528	$379	$357
Year 5	$922	$692	$643
Year 10	$2,026	$1,581	$1,459

2.	In the Capitalization table on page 27, include data points within 30 days from the mailing of the combined Information Statement/Prospectus.

Comment accepted. The Registrant will amend disclosure in the Capitalization table to include data points within 30 days from the mailing of the combined Information Statement/Prospectus. The Revised table, with data as of March 3, 2025, is below.

	Target Fund iMGP Alternative Strategies Fund	Acquiring Fund iMGP High Income Fund	Pro Forma Adjustments			Combined Fund (Pro Forma)
Net Assets
Institutional Class	$356,639,414 (consolidated)	$157,360,750	-$	50,000	(a)	$513,950,165
Shares
Institutional Class	32,753,285 (consolidated)	15,791,682		3,058,289	(b)	51,603,256
NAV
Institutional Class	$10.89 (consolidated)	$9.96		—	(c)	$9.96

(a)	To adjust Net Assets of the Pro Forma Fund to account for the estimated portion of the costs of the Reorganization that the Target Fund and the Acquiring Fund will bear.

(b)	To adjust Shares Outstanding of the Pro Forma Fund based on combining the Target Fund at the Acquiring Fund’s net asset value.

(c)	To adjust Net Asset Value of the Pro Forma Fund based on combining the Target Fund at the Acquiring Fund’s net asset value.

* * * * * *

Please direct any further comments or questions regarding this response letter to the undersigned at (617) 821-5257.

Very truly yours,

/s/ Brian F. Link
Brian F. Link

cc:	iM Global Partner Fund Management, LLC

David A. Hearth, PAUL HASTINGS LLP

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